Exhibit 10.54

ASSET PURCHASE AGREEMENT

By and Among

ADVANCED MICRO DEVICES, INC.,

FUJITSU LIMITED

and

FASL LLC

Dated as of June 30, 2003

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

EXHIBITS

EXHIBIT A	AMD Listed Assets

EXHIBIT B	AMD Contracts

EXHIBIT C	AMD Assumed Permits

EXHIBIT D	Form of Promissory Note

ANNEXES

ANNEX A	Individuals for Knowledge of AMD

ANNEX B	Individuals for Knowledge of AMD Facility Managers

ANNEX C	Other Permitted Liens

iv

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of June 30, 2003, by and between Advanced Micro Devices, Inc., a Delaware corporation (“AMD”), Fujitsu Limited, a corporation organized under the laws of Japan (“Fujitsu”), and FASL LLC, a Delaware limited liability company (the “Joint Venture”).

R E C I T A L S

A. AMD and its Affiliates are separately engaged in the research and development, manufacture, marketing, distribution, promotion and sale of Stand-Alone NVM Products (excluding distribution and sales-related activities) (the “AMD Flash Memory Business”).

B. It is the intention of AMD to sell to the Joint Venture certain assets related to the AMD Flash Memory Business.

A G R E E M E N T

NOW, THEREFORE, in consideration of the premises, and the mutual representations, warranties, covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto intending to be legally bound by the terms hereof applicable to each of them, hereby agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, the following capitalized terms shall have the following meanings when used herein:

“4-Year Operations Plan” has the meaning set forth in the Operating Agreement.

“Affiliate” of a Person means any other Person which, directly or indirectly, controls, is controlled by, or is under common control with, such Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. A Person shall be deemed an Affiliate of another Person only so long as such control relationship exists. The parties acknowledge and agree that AMD is not presently controlled by any other Person. Notwithstanding the foregoing, neither the Joint Venture nor FASL (Japan) nor their Subsidiaries shall be deemed to be an Affiliate of AMD for purposes of this Agreement.

“After Tax Basis” means a basis such that any payment received by a Person shall be decreased by the amount of any reduction in Taxes resulting from the deduction of the expense indemnified against (and in the case of the Joint Venture being the indemnified Person, such payment shall be decreased by any reduction in Taxes resulting from the deduction by the Member that is not the indemnifying Person (or whose Affiliate is not the indemnifying Person) of its allocable share (based on such Member’s Percentage Interest) of the expense indemnified against (“First Amount”), and if any such decrease is made, then such payment shall be decreased by an additional amount based on the other Member’s Percentage Interest (“Second Amount”), such that the First Amount and Second Amount shall be in the same ratio as the Members’ respective Percentage Interests). In the event that the expense indemnified against is used to reduce Taxes by way of amortization or depreciation, payments made on an After Tax Basis shall be refunded in each taxable year of the Person who receives an indemnification payment by such Person under the principles of the preceding sentence. In the event a taxing authority shall treat any indemnification payment as includible in gross income or disallow any deduction taken into account hereunder, the indemnification shall be recomputed and further payments or refunds made in respect of the decrease in the indemnification amount paid. All determinations under Section 9.5(b) as to the existence of a reduction in Taxes shall be made in good faith by the indemnified Person (and in the case of the Joint Venture being the indemnified Person, by the Member that is not the indemnifying Person or whose Affiliate is not the indemnifying Person), and in this regard decisions by the indemnified Person (and in the case of the Joint Venture being the indemnified Person by the Member that is not the indemnifying Person or whose Affiliate is not the indemnifying Person) in respect of the treatment of tax items shall be made without regard to the fact that indemnity payments will be made on an After Tax Basis in accordance with the terms of the paragraph. Payments shall be made on an After Tax Basis taking into account only reductions in Taxes occurring in the taxable year in which the deduction, amortization or depreciation of the expense indemnified against first occurs and in the next two succeeding taxable years. If requested by the indemnifying Person, the indemnified Person (and in the case of the Joint Venture being the indemnified Person, by the Member that is not the indemnifying Person or whose Affiliate is not the indemnifying Person), shall provide a copy of its tax returns to an independent tax professional (which may be such Person’s auditor) which shall report to the indemnifying Person whether, in the opinion of such independent tax professional, (i) the computation as to the amount of a reduction in Taxes, if any, was accurate and (ii) the judgment as to the existence and amount of any reduction in Taxes was made in good faith. The determination of the independent tax professional shall be final and binding and not subject to further review. The costs of the review by the independent tax professional shall be borne by the indemnifying Person.

“AMD Environmental Condition” means (a) the Handling or Release prior to the Closing by AMD or its Affiliates or any of its or their Predecessors or contractors of any Hazardous Substance in, on, from, under or to any AMD Operating Site, including the effects of such Handling or Release of Hazardous Substances on resources, Persons, or property inside or outside the boundaries of any AMD Operating Site whether before or after Closing; (b) any presence or Release of any Hazardous Substance in, on, from, under or to the AMD Listed Assets before or at the Closing, including the effects of such presence or Release on resources, Persons, or property inside or outside the boundaries of the AMD Listed Assets whether before or after the Closing, and (c) any other act or omission prior to the Closing of AMD, its Affiliates or any of its or their Predecessors in connection with the operation of the AMD Flash Memory Business or the AMD Sold Assets that gives rise to Liability under any Environmental Law.

“AMD Excluded Liabilities” means all Liabilities of AMD and its Affiliates that are not AMD Assumed Liabilities, including, without limitation (a) Liabilities related to or arising from AMD Environmental Conditions, (b) Liabilities of AMD under Sections 2.3, 2.4 and 2.5, (c) Liabilities of AMD or any of its Affiliates that do not relate to the AMD Flash Memory Business, (d) Liabilities of AMD or any of its Affiliates related to or arising out of events or circumstances occurring in connection with the operation of the AMD Flash Memory Business or the AMD Sold Assets prior to Closing, including Liabilities related to any time period ending prior to Closing regarding performance or other obligations required to be performed prior to Closing under Contracts and Permits included in the AMD Sold Assets, (e) Liabilities related to (A) any Proceedings pending against AMD or any of its Affiliates prior to the Closing and (B) any Proceedings instituted after the Closing arising from the operation of the AMD Flash Memory Business or the AMD Sold Assets prior to the Closing, and (f) any accounts or notes payable of AMD and its Affiliates outstanding immediately prior to the Closing.

“AMD Investments” means AMD Investments, Inc., a Delaware corporation and indirect wholly owned subsidiary of AMD.

“AMD Operating Site” means any AMD Listed Assets and any Real Property or Facility owned, operated, leased or used at any time prior to Closing by AMD, its Affiliates or its or their Predecessors in connection with the operation of the AMD Sold Assets, including any offsite disposal or treatment facilities used in connection with the AMD Sold Assets.

“AMD Sold Assets” means the AMD Listed Assets, the AMD Contracts and the AMD Assumed Permits.

“Ancillary Documents” means the agreements, certificates, instruments or other documents to be executed and delivered in connection with this Agreement, including, without limitation, the agreements, certificates, instruments or other documents referenced in Section 4.1(b).

“Applicable Law” means, with respect to a Person, any domestic or foreign, national, federal, territorial, state or local constitution, statute, law (including principles of common law), treaty, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, legally binding directive, judgment, decree or other requirement or restriction of any arbitrator or Governmental Authority applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer’s, director’s, employee’s, consultant’s or agent’s activities on behalf of such Person or any of its Affiliates).

“Charter Documents” of any Person means such Person’s articles of incorporation, by-laws, certificate of formation, limited liability company agreement or equivalent governance and organizational documents.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

“Contract” means agreements, contracts, notes, loans, evidences of indebtedness, purchase orders, letters of credit, indentures, security or pledge agreements, undertakings, practices, covenants not to compete, employment agreements, severance agreements, licenses, leases, instruments, obligations or commitments, whether oral or written.

“Contribution Agreement” means that Contribution and Assumption Agreement, dated June 30, 2003, by and among AMD, AMD Investments, Fujitsu, Fujitsu Sub and the Joint Venture.

“Environmental Law” means all Applicable Laws which regulate or relate to the protection or clean-up of the environment, the Handling or Release of hazardous substances, waste or materials, or other dangerous substances, wastes, pollution or materials (whether gas, liquid or solid), the health and safety of persons as affected by such substances, including protection of the health and safety of employees, or the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources. Environmental Laws include, but are not limited to, the United States Federal Water Pollution Control Act, the United States Resource Conservation & Recovery Act, the United States Clean Water Act, the United States Safe Drinking Water Act, the United States Atomic Energy Act, the United States Occupational Safety and Health Act, the United States Toxic Substances Control Act, the United States Clean Air Act, the United States Comprehensive Environmental Response, Compensation and Liability Act, the United States Hazardous Materials Transportation Act, all associated amendments and subsequent related legislation, and all analogous or related Applicable Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any Person means any other Person that, together with such Person as of the relevant measuring date under ERISA, was or is required to be treated as a single employer under Section 414 of the Code.

“Fab 25 Loan Agreement” means that Amended and Restated Term Loan Agreement by and among the Joint Venture and General Electric Capital Corporation, Bank of America, N.A., and Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services Inc.

“Facilities” means all plants, offices, manufacturing facilities, support facilities, warehouses, improvements, administration buildings and amenities.

“FASL (Japan)” means Fujitsu AMD Semiconductor Limited K.K., a company organized under the laws of Japan.

“FASL (Japan) Flash Memory Business” means the manufacture and supply to AMD and Fujitsu by FASL (Japan) of certain semiconductor devices, a substantial function of which is code and/or data storage.

“Fixtures and Equipment” means furniture, fixtures, furnishings, machinery, equipment, vehicles, computer hardware, and other tangible personal property, whether owned or leased.

“Fujitsu Flash Memory Business” means Fujitsu’s and its Affiliates’ research and development, manufacture, marketing, distribution, promotion and sale of Stand-Alone NVM Products (excluding (i) Ferro-electric non-volatile memory technology and products and (ii) distribution and sales-related activities).

“Fujitsu Sub” means Fujitsu Microelectronics Holding, Inc., a Delaware corporation and a wholly owned subsidiary of Fujitsu.

“Governmental Authority” means any foreign, domestic, national, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Handling” means any use, generation, storage, treatment, processing, transportation, recycling, disposal, or other handling or disposition of any kind, including the arrangement by contract, agreement or otherwise for such handling or disposition by any other Person.

“Hazardous Substance” means any pollutants, contaminants, chemicals, waste; any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical or chemical compound; or any hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under, or which may form the basis of Liability under, any Environmental Laws. “Hazardous Substance” includes without limitation any quantity of asbestos in any form, urea formaldehyde, PCB’s, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products, fractions or by-products, radioactive substances, sludges and slag.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property Agreement” means that certain Intellectual Property Contribution and Ancillary Matters Agreement dated June 30, 2003 by and among AMD, AMD Investments, Fujitsu and the Joint Venture.

“Intellectual Property Rights” has the meaning set forth in the Intellectual Property Agreement.

“Joint Venture Business” means the combination of the AMD Flash Memory Business, the Fujitsu Flash Memory Business and the FASL (Japan) Flash Memory Business.

“Judgment” includes any (a) judicial or administrative judgment, order, writ, injunction, decree or award or (b) any Contract with any Governmental Authority that is or has been entered into in connection with any Proceeding.

“JV Environmental Condition” means (a) the Handling or Release, after the Closing Date by the Joint Venture, its Subsidiaries, or JV Predecessors of any Hazardous Substance, either in, on, from under or to a JV Operating Site, including, without limitation, the effects of such Handling or Release of Hazardous Substances on resources, Persons, or property within or outside the boundaries of any JV Operating Site; and (b) any other act or omission of the Joint Venture, its Subsidiaries or its or their JV Predecessors, subsequent to the Closing Date that gives rise to Liability or potential Liability under any Environmental Law.

“JV Operating Site” means any Real Property or Facility owned, leased or used at any time by the Joint Venture, its Subsidiaries or its or their JV Predecessors, from and after Closing in connection with the operation of the Joint Venture Business, including any offsite disposal or treatment facilities utilized in connection with the Joint Venture Business.

“JV Predecessors” means any Person, the assets or obligations of which are acquired or assumed by the Joint Venture or its Subsidiaries or to which the Joint Venture or its Subsidiaries succeeds following the Closing Date.

“Knowledge of AMD” or “Knowledge” when used with respect to AMD or similar phrases means the actual knowledge of the individuals listed on Annex A hereto.

“Knowledge of the AMD Facility Managers” means the actual knowledge of the individuals listed on Annex B hereto.

“Liability” means, with respect to any Person, any liability, indebtedness, expense, guaranty, endorsement or obligation of or by such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien” includes any mortgage, lien, pledge, security interest, conditional sale agreement, charge, claim, easement, right, condition, restriction or other encumbrance or defect of title of any nature whatsoever (including, without limitation, (a) any assessment, charge or other type of notice which is levied or given by any Governmental Authority and for which a lien could be filed and (b) any restriction on the use, voting, transfer or receipt of income), in each case excluding licenses of Intellectual Property Rights.

“Losses” means any and all costs, losses, Taxes, Liabilities, damages, lawsuits, deficiencies, claims, demands, and expenses (whether or not arising out of third-party claims), including without limitation interest, penalties, costs of mitigation or remediation, losses in connection with any Environmental Law (including, without limitation, any clean-up or remedial action), damages to the environment, reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing.

“Material Adverse Effect on the Joint Venture” means any facts or circumstances that would result in a material adverse effect on the business, operations, affairs, financial condition, results of operations, assets, Liabilities, reserves or any other aspect of the Joint Venture, taken as a whole, assuming consummation of the transactions contemplated hereby.

“Material Contract” means Contracts that satisfy one or more of the following criteria: (a) Contracts not made in the ordinary course of business, (b) Contracts to purchase, sell or otherwise transfer any (i) Real Property or (ii) personal property with a purchase price in excess of US$10 million, whether a party is the buyer, seller, grantor or grantee thereunder, (c) Contracts involving future expenditures or Liabilities, actual or potential, in excess of US$10 million, (d) Contracts containing covenants limiting the freedom of AMD, Joint Venture or their Affiliates to engage in any line of business or compete with any Person or pursuant to which any material benefit is required to be given or lost as a result of so competing, (e) operating or other agreements with respect to partnerships, limited liability companies and joint ventures or other Contracts involving sharing of profits, (f) Real Property Leases, (g) Contracts for borrowed money in excess of US$10 million, (h) Material Personal Property Leases, (i) Contracts to acquire a business or the equity of another Person and (j) Contracts that involve the license of Intellectual Property Rights that are material to the operation of the AMD Flash Memory Business. Notwithstanding the foregoing, “Material Contract” does not include any Contract one of the principal purposes of which is the granting of a license to Third Party Other IP Rights (as defined in the Intellectual Property Agreement) to AMD, Fujitsu or any of their Affiliates.

“Material Personal Property Leases” means leases for personal property with payments that exceed US$2.5 million per year or US$10 million in the aggregate.

“Member” has the meaning given to it in the Operating Agreement.

“Membership Interest” has the meaning given to it in the Operating Agreement.

“NVM” means a non-volatile memory device wherein information stored in a memory cell is maintained without power consumption and the write time (including erase time if there is an erase operation prior to a write operation) exceeds the read time allowing the device to function primarily as a reading device.

“Operating Agreement” means that certain Amended and Restated Limited Liability Company Operating Agreement dated June 30, 2003 by and among AMD, AMD Investments, Fujitsu, Fujitsu Sub and the Joint Venture.

“Percentage Interest” has the meaning given to it in the Operating Agreement.

“Permits” means all approvals, authorizations, certificates, consents, licenses, orders, franchises, qualifications, registrations and permits or other similar authorizations of a Governmental Authority (and any other Person) required under Applicable Law necessary for the operation of the AMD Flash Memory Business and the AMD Sold Assets, in each case, excluding licenses of Intellectual Property Rights.

“Permitted Liens” means (a) Liens for Taxes or charges or claims by a Governmental Authority (i) not yet due and payable, or (ii) being contested in good faith in appropriate Proceedings, (b) statutory Liens of landlords, Liens of carriers, workmen, repairmen, warehousepersons, mechanics and materialpersons and other similar Liens imposed by law incurred in the ordinary course of business for sums (i) not yet due and payable, or (ii) being contested in good faith in appropriate Proceedings, (c) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance and other similar types of social security programs or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, in each case incurred or made in the ordinary course of business, consistent with past practice, (d) easements, covenants, restrictions, rights of way, and other non-monetary imperfections of title or encumbrances that are a matter of public record and do not, individually or in the aggregate, materially affect the marketability of the property subject thereto or materially interfere with the present or proposed use of such property, (e) other encumbrances or minor matters that individually or in the aggregate are not material in amount and do not materially detract from or interfere with the value or the present or intended use of the property to which such encumbrance(s) relate(s), (f) zoning, building or similar restrictions relating to or affecting property which would not, individually or in the aggregate, materially interfere with the present use or intended use of the affected property, (g) conditions which would be disclosed by a survey or physical inspection which, in either case, would not individually or in the aggregate materially interfere with the present use or intended use of the affected property, (h) Liens securing the Fab 25 Loan Agreement and (i) Liens set forth on Annex C hereto.

“Permitted Title Exceptions” shall have the meaning ascribed to it in the Contribution Agreement.

“Person” means any person or entity, whether an individual, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture, other legal entity or Governmental Authority.

“Personal Property Leases” means all existing leases, subleases, licenses, options, rights, concessions or other agreements or arrangements with respect to personal property (excluding licenses of Intellectual Property Rights).

“Predecessor” of a Person means any other Person the assets or liabilities of which have been acquired or assumed by such Person or to which such Person has succeeded.

“Purchase Price” means the sum of the Promissory Note and the AMD Assumed Liabilities.

“Real Property” means real property together with all Facilities, fixtures, easements, licenses, options and all other rights appurtenant thereto.

“Real Property Leases” means all existing leases, subleases, licenses, sublicenses, occupancy agreements, options, rights, concessions or other agreements or arrangements with respect to Real Property.

“Release” means any release, threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment.

“Remediation Activity” means any cleanup, response, removal, remedial, corrective or other action to clean up, detoxify, decontaminate, treat, contain, prevent, cure, mitigate or otherwise remedy any Release of any Hazardous Substance; any action to comply with any Environmental Law or Permit; and any inspection, investigation (including subsurface investigations), study, monitoring, assessment, sampling and testing (including soil and/or groundwater sampling activities), laboratory or other analysis, or evaluation relating to any Hazardous Substances or to anything referred to herein.

“Representative” means any officer, director, principal, attorney, agent, employee or other representative.

“Required Consents” means the Required AMD Consents.

“Required Contractual Consents” means the Required AMD Contractual Consents.

“Required Governmental Approvals” means the Required AMD Governmental Approvals.

“Stand-Alone NVM Product” means a semiconductor product (including a single chip or a multiple chip or system product) containing NVM dedicated to data storage wherein all circuitry (including logic circuitry) contained therein is solely to accept, store, retrieve or access information or instructions and cannot manipulate such information or execute instructions.

“Subsidiary” of a Person means (i) any corporation, company or other legal entity (other than a partnership) in an unbroken chain of corporations, companies or other legal entities beginning with such Person if each of the corporations, companies or entities other than the last corporation, company or entity in the unbroken chain then owns stock or other equity interests possessing more than 50% of the total combined voting power of all classes of stock or other equity interests in one of the other corporations, companies or other legal entities in such chain, (ii) any partnership in which the Person is a general partner, or (iii) any partnership in which the Person possesses more than a 50% interest in the total capital or total income of such partnership. Notwithstanding the foregoing, neither the Joint Venture nor FASL (Japan) nor their Subsidiaries shall be deemed to be a Subsidiary of AMD for purposes of this Agreement.

“Tax” means all taxes, levies, imposts and fees imposed by any Governmental Authority (domestic or foreign) of any nature including but not limited to federal, state, local or foreign net income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, FICA or FUTA), real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax or duty, any withholding or back up withholding tax, value added tax, severance tax, prohibited transaction tax, premiums tax, occupation tax, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority (domestic or foreign) responsible for the imposition of any such tax.

“Tax Return” means all returns, reports, forms, certificates or other information required to be filed with any Governmental Authority with respect to any Tax.

“Transaction Documents” means this Agreement and the Ancillary Documents and the Transaction Documents as defined in the Contribution Agreement.

“Transfer Taxes” means all federal, state, local or foreign sales, use, transfer, real property transfer, mortgage recording, stamp duty, capital, value-added or similar taxes that may be imposed in connection with the direct or indirect transfer to the Joint Venture of AMD Sold Assets or assumption of AMD Assumed Liabilities by the Joint Venture, together with any interest, additions to tax or penalties with respect thereto and any interest in respect of such additions to tax and penalties.

1.2 Index of Other Defined Terms. In addition to those terms defined above, the following terms shall have the respective meanings given thereto in the sections indicated below:

Defined Term	Section

“Agreement”	Preamble

“AMD”	Preamble

“AMD Assumed Liabilities”	2.2

“AMD Assumed Permits”	2.1(a)

“AMD Contracts”	2.1(a)

“AMD Leased Real Property”	5.5(a)

“AMD Listed Assets”	2.1(a)

“AMD Owned Real Property”	5.5(b)

“AMD Permits”	5.8(a)

“AMD Deductible”	9.5(a)

“AMD Employment Agreements”	5.10

“AMD Indemnitees”	9.3

“AMD Pre-Closing Taxes”	2.4

“AMD Threshold”	9.5(a)

“Claimant”	9.6(a)

Defined Term	Section

“Closing”	4.1(a)

“Closing Date”	4.1(a)

“Confidentiality Agreement”	11.13(b)

“Contribution Consideration”	Article III

“Fujitsu”	Preamble

“Indemnifying Party”	9.6(a)

“Joint Venture”	Preamble

“JV-AMD Indemnitees”	9.3

“JV Indemnitees”	9.2

“Promissory Note”	Article III

“Proceedings”	5.6

“Required AMD Consents”	5.8(a)

“Restructuring”	6.1

“Straddle Period”	2.4

“Third Party Claim”	9.6(a)

1.3 Interpretation.

(a) Certain Terms. The words “hereof,” “herein,” “hereunder” and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “including” is not limited and means “including without limitation.”

(b) Section References; Titles and Subtitles. Unless otherwise noted, all references to Sections, Annexes, Schedules and Exhibits herein are to Sections, Annexes, Schedules and Exhibits of this Agreement. The titles, captions and headings of this Agreement are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

(c) References to Persons, Agreements and Statutes. Unless otherwise expressly provided herein, (i) references to a Person include its successors and permitted assigns, (ii) references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements and other modifications thereto or supplements thereof and (iii) references to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such statute or regulation.

ARTICLE II.

PURCHASE AND SALE OF ASSETS

2.1 Transfer of Assets. Upon the terms and subject to the conditions of this Agreement and in reliance upon the representations, warranties and agreements herein set forth:

(a) On the Closing Date, AMD shall sell, convey, transfer, assign and deliver to the Joint Venture, and the Joint Venture shall acquire from AMD, free and clear of all Liens, other than Permitted Liens, all of AMD’s right, title and interest in, to and under the following:

(i) the assets listed on Exhibit A (the “AMD Listed Assets”);

(ii) subject to Section 6.1, all Contracts of AMD or any of its Affiliates which are exclusively related to the AMD Listed Assets or the operation thereof (collectively, the “AMD Contracts”), including but not limited to all Contracts listed on Exhibit B; and

(iii) subject to Section 6.1, any and all AMD Permits, including but not limited to all Permits listed on Exhibit C (collectively, the “AMD Assumed Permits”).

2.2 Assumption of Liabilities. Notwithstanding anything to the contrary set forth in the definition of AMD Excluded Liabilities, but otherwise subject to the terms and conditions of this Agreement and in reliance upon the representations, warranties and agreements herein set forth, the Joint Venture, effective as of the Closing, will assume and perform and in due course pay and discharge (or cause its applicable Affiliates to perform, pay and discharge) the following Liabilities of AMD and its Affiliates: (a) any Liabilities arising out of or based upon events or circumstances occurring after the Closing in connection with or resulting from the operation of the Joint Venture Business, including product warranty claims made with respect to the sale of products by the Joint Venture and its Subsidiaries after the Closing, whether or not such products were manufactured prior to the Closing; (b) any amounts payable by AMD or its Affiliates and any other Liabilities (executory or otherwise) of AMD or its Affiliates that accrue or relate to the period after the Closing under any Contract included in the AMD Sold Assets; and (c) any amounts payable by the Joint Venture pursuant to Sections 2.3, 2.4 and 2.5 (collectively, the “AMD Assumed Liabilities”). If AMD or its Affiliates received or receives payment for the performance of services or the provision of products, which performance of services or provision of products is an AMD Assumed Liability hereunder, AMD shall, or shall cause its Affiliates to, pay to the Joint Venture the amounts so received in respect of such AMD Assumed Liabilities.

EXCEPT FOR THE ASSUMED LIABILITIES WHICH ARE HEREBY EXPRESSLY ASSUMED, THE JOINT VENTURE DOES NOT ASSUME ANY LIABILITIES, DEBTS, OBLIGATIONS OR DUTIES OF AMD OR ANY OF ITS AFFILIATES OF ANY KIND OR NATURE WHATSOEVER.

2.3 Certain Prorations. On the Closing Date, or as promptly as practicable following the Closing Date, but in no event later than sixty (60) calendar days thereafter, the water, gas, electricity and other utilities, common area maintenance reimbursements to lessors, local business or other transferable license or Permit fees and other similar periodic charges payable with respect to the AMD Listed Assets shall be prorated between AMD and the Joint Venture, with AMD bearing such costs and expenses attributable to the period through and including the Closing Date, and the Joint Venture bearing such costs and expenses attributable to the period after the Closing Date.

2.4 Taxes. Except as otherwise provided in this Agreement, all Taxes (other than Transfer Taxes) in respect of the AMD Sold Assets for the period or portions of periods ending at or prior to the Closing shall be borne solely by AMD (“AMD Pre-Closing Taxes”). For purposes of the foregoing, any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of such Tax that relates to the portion of such Tax period ending on the Closing Date shall (A) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (B) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would by payable if the relevant Tax period ended on the Closing Date. For purposes of this Section 2.4, all relevant periods in respect of personal property, real property and similar Taxes imposed by the State of California shall be treated as beginning after the Closing Date, and such Taxes in respect of the AMD Sold Assets shall be paid by the Joint Venture. AMD shall pay to the Joint Venture, within fifteen (15) days prior to the date on which Taxes are due with respect to Straddle Periods, that amount equal to the applicable portion of such Taxes which relates to the portion of such Taxable period ending on the Closing Date. Except as otherwise provided in this Agreement, all Taxes in respect of the AMD Sold Assets for the period or portions of periods beginning after the Closing shall be borne by the Joint Venture or, to the extent that the Joint Venture is taxed as a flow-through entity, with respect to income or franchise Taxes, by the Members.

2.5 Rents. AMD shall, or shall cause its Subsidiaries to, pay minimum or basic rent under the Personal Property Leases and the Real Property Leases included in the AMD Sold Assets through the end of the calendar month in which the Closing Date occurs, and the Joint Venture shall reimburse AMD for such rent accrued commencing with the Closing Date through the end of such month as part of the post-Closing proration.

ARTICLE III.

CONSIDERATION

In consideration for the sale, conveyance, transfer, assignment and delivery to the Joint Venture of the AMD Sold Assets, in addition to the Joint Venture’s assumption of the AMD Assumed Liabilities, the Joint Venture will issue to AMD a promissory note in the form attached hereto as Exhibit D (the “Promissory Note”), with a principal outstanding amount equal to US$ 261,957,114.00.

ARTICLE IV.

THE CLOSING

4.1 The Closing.

(a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on a date which shall be the later to occur of (i) June 30, 2003 or (ii) the second business day following the satisfaction or waiver of all conditions to closing set forth in Article VIII, other than those that by their nature are to be satisfied at the Closing (the “Closing Date”), at the offices of Latham & Watkins located at 505 Montgomery Street, San Francisco, California 94111, and shall be effective as of 12:01 a.m. Pacific time on such date, unless another date, time or place is agreed to in writing by the parties hereto.

(b) On the Closing Date, AMD shall, or shall cause its applicable Affiliates to, deliver to the Joint Venture the following:

(i) duly executed bills of sale, grant deeds or similar instruments with respect to the AMD Listed Assets in form and substance reasonably satisfactory to AMD;

(ii) duly executed assignment and assumption agreements with respect to the AMD Contracts and the AMD Assumed Permits in form and substance reasonably satisfactory to AMD and Fujitsu;

(iii) duly executed assignment and assumption agreements with respect to the Real Property Leases and Personal Property Leases included in the AMD Sold Assets transferred at Closing in form and substance reasonably satisfactory to AMD and Fujitsu; and

(iv) duly executed grant deeds or substantially similar instruments with respect to the owned real property included in the AMD Sold Assets transferred at Closing in form and substance reasonably satisfactory to AMD and Fujitsu.

(c) On the Closing Date, the Joint Venture shall deliver to AMD:

(i) the Promissory Note; and

(ii) duly executed assignment and assumption agreements with respect to the AMD Contracts (including Real Property Leases and Personal Property Leases included in the AMD Sold Assets) and the AMD Assumed Permits in form and substance reasonably satisfactory to AMD and Fujitsu.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF AMD

As an inducement to Fujitsu and the Joint Venture to enter into this Agreement and to consummate the transactions contemplated hereby, AMD represents and warrants to Fujitsu and the Joint Venture as follows:

5.1 Corporate Existence and Power. AMD is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. AMD has all corporate power and corporate authority required to conduct its business as now conducted and to own, lease and operate its AMD Listed Assets as now owned, leased and operated, including in connection with the AMD Contracts and AMD Assumed Permits. AMD is duly qualified to do business and is in good standing (to the extent such concept exists in the relevant jurisdiction) as a foreign corporation in each jurisdiction where the character of the property owned or leased or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified or in good standing is not reasonably likely to result in a Material Adverse Effect on the Joint Venture.

5.2 Authorization. The execution, delivery and performance by AMD of the Transaction Documents to which it is a party (or is contemplated to be a party at Closing) and the consummation by AMD of the transactions contemplated hereby and thereby are within AMD’s organizational powers and have been duly authorized by all necessary action (including, where necessary, stockholder action) on the part of AMD. Other than as have been taken or obtained, no Proceeding on the part of AMD is, and no other organizational approval is, or will be necessary to authorize the Transaction Documents to which it is a party (or is contemplated to be a party at Closing) and the transactions contemplated thereby. This Agreement has been duly and validly executed and delivered by AMD and constitutes the legal, valid and binding agreement of AMD, enforceable against AMD in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity. As of the Closing Date, each of the Ancillary Documents to which AMD is a party will have been duly and validly executed and delivered by AMD and will constitute the legal, valid and binding agreements of AMD, enforceable against AMD in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity.

5.3 Governmental Authorization. The execution, delivery and performance by AMD of each Transaction Document to which it is a party (or is contemplated to be a party at Closing) require no action by, consent or approval of, or filing with, any Governmental Authority, except for (a) the Required AMD Governmental Approvals, (b) under the HSR Act, applicable European Union Commission merger notification requirements or similar competition laws in other applicable foreign jurisdictions, and (c) other than any actions, consents, approvals or filings which, if not taken, obtained or made, are not reasonably likely to result in (i) a Material Adverse Effect on the Joint Venture or (ii) a material adverse effect on the ability of AMD to enter into and perform its obligations under the Transaction Documents to which it is a party (or is contemplated to be a party at Closing).

5.4 Non-Contravention. The execution, delivery and performance by AMD of each Transaction Document to which it is a party (or is contemplated to be a party at Closing) does not and will not (a) contravene or conflict with the Charter Documents of AMD; (b) assuming all filings required to be made to obtain the Required AMD Governmental Approvals, under the HSR Act, applicable European Union Commission merger notification requirements and similar competition laws in other applicable foreign jurisdictions will be made, contravene or conflict with or constitute a violation of any provision of any Applicable Law binding upon or applicable to AMD or any of the AMD Sold Assets; (c) except as set forth on Schedule 5.4, constitute a default under or give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit, or otherwise change the existing rights or obligations thereunder to which AMD is entitled under, any Material Contract or Permit included in the AMD Sold Assets; or (d) result in the creation or imposition of any Lien on any AMD Sold Asset, other than Permitted Liens, except, with respect to clauses (b), (c) and (d), to the extent such contravention, conflict, violation, loss of benefit, default, right, or other change, individually or in the aggregate, is not reasonably likely to result in (i) a Material Adverse Effect on the Joint Venture or (ii) material adverse effect on the ability of AMD to enter into and perform its obligations under the Transaction Documents to which it is a party (or is contemplated to be a party at Closing).

5.5 Properties; Leases.

(a) AMD has a good and valid leasehold or license interest in (i) the leased Real Property included in the AMD Sold Assets (the “AMD Leased Real Property”) and (ii) the leased personal property included in the AMD Sold Assets, in each case, free and clear of all Liens, except to the extent such Liens constitute a Permitted Title Exception or a Permitted Lien, respectively.

(b) AMD holds good and marketable title in fee simple to, and is in possession of, all of the owned Real Property included in the AMD Sold Assets (the “AMD Owned Real Property”), free and clear of all Liens, except to the extent such Liens constitute a Permitted Title Exception.

(c) AMD holds good and valid title to all material Fixtures and Equipment owned by AMD included in the AMD Sold Assets, free and clear of all Liens, other than Permitted Liens.

(d) Schedule 5.5(d) sets forth an accurate and complete list of all Real Property Leases and Material Personal Property Leases included in the AMD Sold Assets (including all subleases and sublicenses to which the applicable AMD Entity is a party related to the AMD Leased Real Property or leased personal property included in the AMD Sold Assets or any interest therein). AMD has made available to Fujitsu true and correct copies of such Real Property Leases and Material Personal Property Leases. To the Knowledge of AMD, there is no pending or threatened condemnation, expropriation, taking or other form of eminent domain Proceeding against all or any portion of the AMD Leased Real Property.

(e) Schedule 5.5(e)(i) includes a list of all AMD Owned Real Property. Except as contemplated by the Transaction Documents, none of the AMD Owned Real Property or any interest thereon is subject to any Real Property Lease. To the Knowledge of AMD, except as set forth on Schedule 5.5(e)(ii), the current use and operation of the AMD Owned Real Property and the AMD Leased Real Property are in material compliance with all Applicable Laws (including without limitation laws relating to zoning and land use) and public and private covenants and restrictions, and neither AMD nor its Affiliates has received any notice of material non-compliance with any Applicable Laws. There is no pending or to the Knowledge of AMD, threatened, condemnation, expropriation, taking or other form of eminent domain Proceeding against all or any portion of the AMD Owned Real Property.

(f) All tangible AMD Listed Assets (and such assets as are subject to Material Personal Property Leases and Real Property Leases) material to the AMD Flash Memory Business are in good operating condition and repair, ordinary wear and tear and immaterial defects excepted.

5.6 Litigation; Other Proceedings. Except as set forth on Schedule 5.5(f), there are no (a) actions, suits, hearings, arbitrations, proceedings (public or private) or investigations, including special assessment proceedings or other proceedings to impose Liens, that have been brought by or against any Governmental Authority or any other Person (collectively, “Proceedings”) pending or, to the Knowledge of AMD, threatened, against or affecting AMD or the AMD Sold Assets or (b) existing Judgments of any Governmental Authority affecting AMD or the AMD Sold Assets, in each case under clauses (a) and (b), which, individually or in the aggregate, are reasonably likely to have, (i) a Material Adverse Effect on the Joint Venture or (ii) a material adverse effect on the ability of AMD to enter into and perform its obligations under the Transaction Documents to which it is a party (or is contemplated to be a party at Closing). There are no Proceedings pending or, to the Knowledge of AMD, threatened, against or affecting AMD or the AMD Sold Assets which seek to enjoin or rescind the transactions contemplated by this Agreement or otherwise prevent AMD from complying with the terms and provisions of the Transaction Documents to which it is a party (or is contemplated to be a party at Closing).

5.7 Contracts.

(a) Other than Real Property Leases and Material Personal Property Leases, Schedule 5.7 lists all written Material Contracts (or summaries of oral Material Contracts) included in the AMD Sold Assets. AMD has made available to Fujitsu true and complete copies of all such written Material Contracts.

(b) Each of the Material Contracts included in the AMD Sold Assets is in full force and effect and is valid, binding and enforceable against AMD that is a party thereto and, to the Knowledge of AMD as of the date hereof, each other party thereto, in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity. AMD has complied in all material respects with all such Material Contracts to which it is a party and is not in material default under any of such Material Contracts and, to the Knowledge of AMD, there exists no condition nor has there been any occurrence which (with or without notice, lapse of time or both) would reasonably be expected to result in such a default by AMD under any such Material Contracts, except where such default is not reasonably likely to result in (i) a Material Adverse Effect on the Joint Venture or (ii) a material adverse effect on the ability of AMD to perform its obligations under the Transaction Documents to which it is a party (or is contemplated to be a party at Closing). To the Knowledge of AMD, (i) no other contracting party is in material default under any of the Material Contracts included in the AMD Sold Assets, and (ii) there exists no condition nor has there been any occurrence which (with or without notice, lapse of time or both) would reasonably be expected to result in such a default by any such party under any such Material Contracts, except where such default is not reasonably likely to result in a Material Adverse Effect on the Joint Venture.

5.8 Permits.

(a) Except as set forth on Schedule 5.8(a), AMD has obtained all material Permits necessary for the ownership, operation and use of the AMD Sold Assets and the AMD Flash Memory Business in substantially the same manner as currently owned, operated and used (the “AMD Permits”), and each AMD Permit is valid and remains in full force and effect. AMD is not in default (and has not failed to comply), nor has AMD received any notice of any claim of default or failure to comply, with respect to any AMD Permit, except where such default is not reasonably likely to result in (i) a Material Adverse Effect on the Joint Venture or (ii) a material adverse effect on the ability of AMD to perform its obligations under the Transaction Documents to which it is a party (or is contemplated to be a party at Closing). Upon the consummation of the Closing, each of the AMD Permits shall be in full force and effect and the Joint Venture shall be entitled to the benefits thereof and rights thereunder, except to the extent the failure of which is not reasonably likely to result in (i) a Material Adverse Effect on the Joint Venture or (ii) a material adverse effect on the ability of any AMD Entity to perform its obligations under the Transaction Documents to which it is a party (or is contemplated to be a party at Closing).

(b) Schedule 5.8(b) lists (i) each governmental or other registration, filing, application, notice, transfer, consent, approval, order, qualification and waiver (each, a “Required AMD Governmental Approval”) required under Applicable Law to be obtained by AMD by virtue of the execution and delivery of Transaction Documents or the consummation of the transactions contemplated thereby to avoid the loss of any material AMD Permit, and (ii) each Material Contract included in the AMD Sold Assets with respect to which the consent of the other party or parties thereto must be obtained by AMD by virtue of the execution and delivery of the Transaction Documents or the consummation of the transactions contemplated thereby to avoid the invalidity of the transfer of such Material Contract, the termination thereof, a breach or default thereunder or any other material change or modification to the terms thereof (excluding the consents required or otherwise addressed under the provisions of the Intellectual Property Agreement, each, a “Required AMD Contractual Consent” and together with the Required AMD Governmental Approvals, the “Required AMD Consents”).

5.9 Compliance with Laws. AMD is in compliance in all material respects with all Applicable Laws relating to or applicable to the AMD Flash Memory Business and the AMD Sold Assets, including all Environmental Laws, currently in effect including, without limitation, those relating to equal employment opportunity practices and the import and export of goods except for any non-compliance or violations which individually or in the aggregate are not reasonably likely to result in (i) a Material Adverse Effect on the Joint Venture or (ii) a material adverse effect on the ability of any AMD Entity to perform its obligations under the Transaction Documents to which it is a party (or is contemplated to be a party at Closing). AMD has not received any written notice from any Governmental Authority of any allegation that the AMD Flash Memory Business or any AMD Sold Assets is not in compliance with any Applicable Law, other than with respect to matters that have been resolved or that individually or in the aggregate are not reasonably likely to result in (i) a Material Adverse Effect on the Joint Venture or (ii) a material adverse effect on the ability of AMD to perform its obligations under the Transaction Documents to which it is a party (or is contemplated to be a party at Closing).

5.10 Employment Agreements; Change in Control; and Employee Benefits. Except as set forth on Schedule 5.10, there are no employment, consulting, agency, commission, bonus or incentive compensation, severance pay, continuation pay, termination pay or indemnification agreements or other similar agreements of any nature whatsoever included in Contracts that are included in the AMD Sold Assets (collectively, “AMD Employment Agreements”) between AMD or any ERISA Affiliate of AMD, on the one hand, and any current or former officer, director, employee, consultant or agent of AMD or any ERISA Affiliate of AMD, on the other hand. Without limiting the generality of the foregoing, except as set forth on Schedule 5.10, there are no AMD Employment Agreements or any other similar agreements to which AMD or its Affiliates is a party under which the transactions contemplated by this Agreement will require (i) any payment by AMD or the Joint Venture, or (ii) any consent or waiver from any officer, director, employee, consultant or agent of AMD, any ERISA Affiliate of AMD or the Joint Venture.

5.11 Labor and Employment Matters. Except as disclosed on Schedule 5.11, there is no (a) labor strike, slow down or stoppage pending or, to the Knowledge of AMD, threatened, against or directly affecting the AMD Sold Assets or (b) grievance or Proceeding arising out of or under any collective bargaining agreement pending, or, to the Knowledge of AMD, threatened, against or directly affecting the AMD Sold Assets, that is reasonably likely to result in a Material Adverse Effect on the Joint Venture.

5.12 Insurance. All insurance coverage applicable to AMD, the AMD Flash Memory Business and the AMD Sold Assets is in full force and effect, insures AMD in reasonably sufficient amounts against all risks usually insured against by Persons operating similar businesses or properties of similar size in the localities where such businesses or properties are located. No notice of cancellation or nonrenewal of such coverage has been received by AMD.

5.13 Environmental Matters. To the Knowledge of AMD and the AMD Facility Managers, except as set forth in Schedule 5.13:

(a) Neither AMD nor it Affiliates or its or their Predecessors has Handled or Released any Hazardous Substances at, on, under, to or from any AMD Operating Site in violation of any applicable Environmental Law or that has resulted in, or could reasonably be expected to result in, any Liability or potential Liability to AMD or its Affiliates under any Environmental Law.

(b) No Release of any Hazardous Substance has occurred, or is occurring, at, on, under, from or to any AMD Operating Site, and no Hazardous Substances are present on, in or under any AMD Operating Site, regardless of how the Hazardous Substance(s) came to rest there, in violation of any applicable Environmental Law or that could reasonably be expected to result in any Liability to AMD or its Affiliates under any Environmental Law.

(c) No underground tanks are or have been owned or operated by AMD or its Affiliates at the AMD Listed Assets. No underground storage tanks, landfills, surface impoundments, waste piles or other land treatment, land storage or disposal areas are or have been located on, in or under any of the AMD Listed Assets, and no PCBs or asbestos-containing materials are located on, in or under any of the AMD Listed Assets.

(d) Neither AMD nor its Affiliates has received written notice of any assertion by any Governmental Authority or other Person that any of them may be a potentially responsible party in connection with any AMD Operating Site. There are no Proceedings that are pending or, to the Knowledge of AMD, threatened by any Governmental Authority or Person against AMD or its Affiliates relating to any AMD Operating Site or AMD Sold Asset arising under or pursuant to any Environmental Law. Neither AMD nor its Affiliates has received any written notice from any Governmental Authority or Person that is outstanding or has not been resolved and, to the Knowledge of AMD, no condition or circumstance exists, that (with or without notice or lapse of time or both) would reasonably be likely to give rise to, or serve as a basis for, the commencement of any such Proceeding. Neither AMD nor its Affiliates has entered into or received, nor is AMD or its Affiliates in default under, any Judgment of any Governmental Authority under any Environmental Law relating to any AMD Operating Site or AMD Sold Asset.

(e) There are no closures or substantial modifications to any equipment or Facilities used in connection with the Handling or Release of Hazardous Substances (including wastewater), or any operational changes that could reasonably be expected to require such closure or modifications, currently planned within five (5) years after the date hereof by AMD on, at or relating to the AMD Flash Memory Business or the AMD Sold Assets, and no such closures or modifications are required to effect the transactions contemplated hereby.

(f) No Lien has arisen or, to the Knowledge of AMD, is threatened on or against any of the AMD Sold Assets under or as a result of a violation of, or any other Liability under, any Environmental Laws.

5.14 Capitalization. AMD has good and valid title to any securities of FASL (Japan) included within the AMD Sold Assets, free and clear of any Liens, options or rights of first offer or first refusal with respect thereto. Upon the sale of any such securities to the Joint Venture in accordance with the terms of this Agreement, the Joint Venture has or will have good and valid title thereto, free and clear of any Liens, options or rights of first offer or first refusal with respect thereto.

5.15 Brokers. Neither AMD nor any of its Affiliates is a party to any contract, agreement, arrangement or understanding with any Person which will result in the obligation of the Joint Venture or any of its Subsidiaries (including the AMD Contributed Subsidiaries (as defined in the Contribution Agreement) and FASL (Japan)) to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

5.16 Related Party Agreements. Except for this Agreement, the agreements expressly contemplated by this Agreement, the Contribution Agreement and as set forth in Schedule 5.16, there are no Contracts between AMD or any of its Affiliates, on the one hand, and any AMD Contributed Subsidiary (as defined in the Contribution Agreement), the Joint Venture or FASL (Japan), on the other hand.

5.17 No Other Agreements to Sell AMD Sold Assets. Except as provided herein, AMD does not have any legal obligation, absolute or contingent, to any Person other than the Joint Venture to sell, assign, lease or sublease or otherwise transfer, convey or place any Lien on any of the material AMD Sold Assets, other than (i) agreements regarding the sale of inventory of the AMD Flash Memory Business which were entered into in the ordinary course of business and in a manner consistent with past practices and (ii) agreements among AMD and its Affiliates to sell or transfer AMD Sold Assets in a manner such that they can be sold, assigned, leased, subleased, transferred or conveyed to the Joint Venture as contemplated by the Transaction Documents.

5.18 Absence of Changes. Since March 31, 2003, (i) the AMD Flash Memory Business has been conducted in all material respects in the ordinary course (except in connection with or as otherwise contemplated by the Transaction Documents) consistent with past practice and (ii) there has been no change or event relating to the AMD Flash Memory Business which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect the Joint Venture.

5.19 Value of Assets. Schedule 5.19 lists the AMD Sold Assets and AMD’s good faith determination of net book value of such AMD Sold Assets.

ARTICLE VI.

AMD COVENANTS

AMD hereby covenants as follows:

6.1 Required Consents. AMD shall use its commercially reasonable efforts to obtain its Required Consents prior to the Closing Date. To the extent that any Required Consents have not been obtained prior to the Closing Date, AMD shall use its commercially reasonable efforts to obtain such Required Consents as soon thereafter as practicable. In the event any Required Consent is not obtained, AMD shall use its commercially reasonable efforts to structure the transaction with respect to the Contract or Permit in question in a manner that will not result in a default under such Contract or Permit but that will result in the Joint Venture obtaining the benefits and incurring the obligations that it would have otherwise obtained or incurred had the applicable Required Consent or Required Governmental Approval been obtained (a “Restructuring”). AMD shall not be required to make any payments in order to obtain a Required Consent. In the event any such request for payment is made by a Person with respect to which a Required Consent is being solicited and both AMD and Fujitsu agree in writing that AMD should make such payment, such payment shall be reimbursed by the Joint Venture. In connection with a Restructuring, the Joint Venture shall reimburse AMD for the reasonable costs or expenses incurred by AMD after the Closing Date with respect to conferring the benefits of the applicable Contract to the Joint Venture; provided that without the written consent of both AMD and Fujitsu, in no event shall the Joint Venture reimburse AMD in excess of the costs the Joint Venture would have incurred if such Contract had been assigned to the Joint Venture with a Required Consent on the Closing Date. On and after the Closing Date, AMD shall comply with all conditions and requirements set forth in (a) all Required Governmental Approvals that have been obtained as necessary to keep the same in full force and effect assuming continued compliance with the terms thereof by the Joint Venture and (b) all Required Contractual Consents that have been obtained as necessary to keep the same effective and enforceable against the Persons giving such Required Contractual Consents assuming continued compliance with the terms thereof by the Joint Venture. Notwithstanding anything to the contrary in this Agreement, but subject to Article VIII, if AMD is unable to obtain a Required Consent after having complied with its obligations under this Section 6.1, AMD shall have no liability to the Joint Venture as a result of its failure to obtain such Required Consent.

6.2 Maintenance of Insurance Policies. AMD shall not, after the date hereof, take or fail to take any action that would adversely affect the applicability of any insurance in effect on the Closing Date that covers all or any part of the AMD Sold Assets, as such insurance applies for periods prior to the Closing Date. AMD shall provide for the continuation of such insurance for a reasonable period through and following the Closing and at least until the Joint Venture has initially complied with the provisions of Section 7.18 of the Operating Agreement; provided that such coverage for periods following the Closing shall be at the expense of the Joint Venture.

6.3 Litigation and Adverse Developments. AMD shall give prompt written notice to the Joint Venture and Fujitsu of (a) the occurrence, or failure to occur, of any event which occurrence or failure to occur is reasonably likely to cause any representation or warranty of AMD contained in this Agreement to be untrue or inaccurate in any material respect and (b) any material failure of AMD to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. AMD will promptly advise the Joint Venture and Fujitsu in writing of the commencement of any dispute, claim or Proceeding, against or involving the AMD Flash Memory Business or the AMD Sold Assets that is reasonably likely to result in a Material Adverse Effect on the Joint Venture.

6.4 Further Assurances. At any time or from time to time after the Closing, AMD shall (a) at the reasonable request of the Joint Venture or Fujitsu, promptly execute and deliver any further instruments or documents as may reasonably be requested to effect, record or verify the transfer to and vesting in the Joint Venture of the right, title and interest in and to the AMD Sold Assets, free and clear of all Liens (except Permitted Liens) in accordance with the terms of the Transaction Documents and (b) take all such further action as the Joint Venture or Fujitsu may reasonably request in order to evidence or otherwise facilitate the consummation of the transactions contemplated hereby. After the Closing, AMD shall as reasonably appropriate: (i) refer to the Joint Venture all inquiries relating to the AMD Sold Assets and (ii) promptly deliver to the Joint Venture any mail, packages and other communications addressed to AMD relating to the AMD Flash Memory Business.

6.5 No Sale of Assets. Except for the sale of inventory in the ordinary course of business, consistent with past practice, AMD will not, and will cause its Affiliates and Representatives not to, directly or indirectly, (a) solicit any inquiries or proposals or enter into or continue any discussions, negotiations or agreements relating to the direct or indirect transfer of the AMD Sold Assets to any Person other than the Joint Venture or its respective Affiliates or (b) provide any assistance or any information to or otherwise cooperate with any Person in connection with any such inquiry, proposal or transaction.

ARTICLE VII.

MUTUAL COVENANTS

The Joint Venture and AMD hereby covenant and agree as follows:

7.1 Transition. Prior to the Closing Date, the Joint Venture and AMD each shall use all commercially reasonable efforts to identify and make appropriate arrangements for dealing with any transition problems that may be involved in effectuating the transactions contemplated by the Transaction Documents.

7.2 Diligence in Pursuit of Conditions Precedent. The Joint Venture and AMD each shall use all commercially reasonable efforts to fulfill their respective obligations hereunder and under the Ancillary Documents and shall reasonably cooperate with the other parties in regard to the same in order to effect the Closing. The Joint Venture and AMD each shall use all commercially reasonable efforts to obtain all Required Consents.

7.3 Covenant to Satisfy Conditions. The Joint Venture and AMD each shall use all commercially reasonable efforts to ensure that the other conditions set forth in Article VIII hereof are satisfied, insofar as such matters are within the control of the Joint Venture or AMD, as applicable. The Joint Venture and AMD each further covenant and agree, with respect to a pending or threatened preliminary or permanent injunction, or other order, decree or ruling or statute, rule, regulation or executive order, that would adversely affect the ability of the parties hereto to consummate the transactions contemplated by the Transaction Documents to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

7.4 Taxes.

(a) Transfer Taxes will be borne by the Joint Venture.

(b) AMD will provide the Joint Venture with all Tax information, including, but not limited to, the tax basis of the AMD Sold Assets at the Closing Date, as reasonably requested by the Joint Venture. The parties agree to allocate the Purchase Price among the AMD Listed Assets, the AMD Permits and the AMD Contracts for all purposes (including financial accounting and Tax purposes) in accordance with the allocation schedule attached hereto as Schedule 5.19.

(c) AMD shall have the right and obligation to timely prepare and file, or cause to be prepared and filed when due, any Tax Return that is required to include the operations, ownership, assets or activities of the AMD Sold Assets for periods ending on or before the Closing Date.

(d) The Joint Venture shall have the right and obligation to timely prepare and file, or cause to be prepared and filed when due, any Tax Return that is required to include the operations, ownership, assets or activities of the Joint Venture Business for any periods after the Closing Date, including any Straddle Periods; provided, that any such Tax Returns relating to a

Straddle Period shall not be filed without the prior review and comment of AMD and shall be prepared on a basis consistent with past practices of AMD to the extent permitted by Applicable Law and in a manner that does not distort taxable income (e.g., by accelerating income or deferring deductions).

7.5 Ancillary Documents. On the Closing Date, the Joint Venture and AMD shall execute and shall cause their Affiliates to execute and deliver all documents required to be delivered pursuant to Sections 4.1(b) and (c) hereof.

7.6 Resale and Other Tax Certificates. The Joint Venture shall provide to AMD such resale or other tax-related certificates reasonably requested by AMD, and AMD shall provide to the Joint Venture such resale or other tax-related certificates reasonably requested by the Joint Venture.

ARTICLE VIII.

CONDITIONS TO CLOSING

8.1 Conditions to AMD’s Obligations. The obligation of AMD to sell, convey, transfer and assign the AMD Sold Assets to the Joint Venture and to take, or cause its Affiliates to take, the other actions required to be taken by it or its Affiliates at the Closing, shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any of which may be waived by AMD):

(a) Contribution Agreement Closing Conditions. All closing conditions contained in the Contribution Agreement that are required to be performed by Fujitsu or Fujitsu Sub shall have been performed or satisfied by Fujitsu or Fujitsu Sub in all material respects.

(b) No Injunction, etc. Consummation of the transactions contemplated hereby shall not have been restrained, enjoined or otherwise prohibited by any Applicable Law or Judgment of any Governmental Authority. No material Proceeding pertaining to the transactions contemplated by the Transaction Documents shall be pending.

(c) Approvals. All filings required pursuant to the HSR Act with respect to the transactions contemplated by the Transaction Documents shall have been made, and the applicable waiting period, including any extension thereof pursuant to the HSR Act, shall have expired or been terminated, and neither the United States Department of Justice nor the Federal Trade Commission shall have instituted any Proceeding to enjoin or delay the consummation of the transactions contemplated by the Transaction Documents; and

(d) Other Agreements. The Joint Venture shall have executed and delivered all of the agreements and documents set forth in Section 4.1(c) of this Agreement.

8.2 Conditions to the Joint Venture Obligations. The obligation of the Joint Venture to acquire and accept a conveyance, transfer and assignment of the AMD Sold Assets and to take, or cause its Affiliates to take, the other actions required to be taken by it or its Affiliates at the Closing, shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any of which may be waived by the Joint Venture):

(a) Representations and Warranties. All representations and warranties of AMD contained in Article V of this Agreement that are qualified as to materiality or Material Adverse Effect on the Joint Venture shall be true and correct as of the date of this Agreement and at and as of the Closing Date as if such representations and warranties were made on and as of the Closing Date (except those representations and warranties which are made as of a specific date, which shall be true and correct only as of such date); and the representations and warranties of AMD contained in Article V of this Agreement that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except those representations and warranties which are made as of a specific date, which shall be so true and correct only as of such date).

(b) Agreements and Covenants. All agreements and covenants of AMD contained in this Agreement that are required to be performed by AMD prior to or on the Closing Date shall have been performed or satisfied by AMD in all material respects.

(c) Contribution Agreement Closing Conditions. All closing conditions contained in the Contribution Agreement that are required to be performed by AMD or AMD Investments shall have been performed or satisfied by AMD or AMD Investments in all material respects (unless waived by Fujitsu).

(d) No Injunction, etc. Consummation of the transactions contemplated hereby shall not have been restrained, enjoined or otherwise prohibited by any Applicable Law or Judgment of any Governmental Authority. No material Proceeding pertaining to the transactions contemplated by the Transaction Documents shall be pending.

(e) Closing Certificates. Each of AMD and AMD Investments shall have delivered to the Joint Venture a certificate dated as of the Closing Date, and signed by a duly authorized officer, representing and confirming that each of the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied (unless waived by Fujitsu) and that each of the material Required AMD Consents have been obtained (unless waived by Fujitsu).

(f) Approvals. Each of the following shall have occurred:

(i) All filings required pursuant to the HSR Act with respect to the transactions contemplated by the Transaction Documents shall have been made, and the applicable waiting period, including any extension thereof pursuant to the HSR Act, shall have expired or been terminated, and neither the United States Department of Justice nor the Federal Trade Commission shall have instituted any Proceeding to enjoin or delay the consummation of the transactions contemplated by the Transaction Documents; and

(ii) All other material Required AMD Consents shall have been obtained.

(g) Other Agreements. The AMD Entities (as defined in the Contribution Agreement) and the Joint Venture (and its Subsidiaries, which shall include FASL (Japan)) shall have executed and delivered all of the agreements and documents set forth in Section 4.1(b) of this Agreement.

ARTICLE IX.

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND

COVENANTS AND INDEMNIFICATION

9.1 Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall be deemed continuing representations and warranties and shall survive the Closing (a) indefinitely, with respect to the representations and warranties set forth in Section 5.2 (Authorization); (b) for a period of five (5) years with respect to the representations and warranties set forth in Section 5.13 (Environmental Matters); and (c) for a period of eighteen (18) months after the Closing Date, with respect to all other such representations and warranties.

9.2 Indemnification of Joint Venture by AMD. Subject to Section 9.5, AMD shall indemnify and hold harmless the Joint Venture, its Subsidiaries and its and their Representatives (the “JV Indemnitees”) against and with respect to, and shall reimburse the JV Indemnitees for, without duplication, any and all Losses incurred in connection with, arising out of, resulting from or incident to (a) a breach of any representation or warranty of AMD contained herein; (b) a breach of any covenant or agreement of AMD contained herein or in any bill of sale, assignment and assumption agreement or other conveyance documents relating hereto delivered to the Joint Venture hereunder or in connection herewith; and (c) any AMD Excluded Liabilities.

9.3 Indemnification of AMD by the Joint Venture. Subject to Section 9.5, the Joint Venture shall indemnify and hold harmless AMD and each of its Affiliates (excluding the Joint Venture and its Subsidiaries) and its and their Representatives (collectively, the “AMD Indemnitees”) against and with respect to, and shall reimburse the AMD Indemnitees for, without duplication, any and all Losses incurred in connection with, arising out of, resulting from or incident to (a) a breach of any covenant or agreement by the Joint Venture contained herein or in any assignment and assumption agreements delivered to AMD hereunder or in connection herewith; (b) any and all AMD Assumed Liabilities (other than those caused by a breach of any representation or warranty by AMD or its Affiliates or nonfulfillment of any covenant or agreement of AMD or its Affiliates contained herein or in any bill of sale, assignment and assumption agreement or other conveyance documents relating hereto delivered to the Joint Venture hereunder or in connection herewith); and (c) any and all Liabilities incurred or arising after the Closing Date in connection with the operation of the Joint Venture Business, including, without limitation, JV Environmental Conditions but excluding any Liability subject to indemnification pursuant to Section 9.2.

9.4 Indemnification of Fujitsu by AMD.

Subject to Section 9.5, AMD shall indemnify and hold harmless Fujitsu and each of its Affiliates and its and their Representatives (collectively, the “Fujitsu Indemnitees”) against and with respect to, and shall reimburse the Fujitsu Indemnitees for, without duplication, any and all Losses incurred in connection with, arising out of, resulting from or incident to (a) a breach of any representation or warranty of AMD contained herein; (b) a breach of any covenant or agreement of AMD contained herein or in any bill of sale, assignment and assumption agreement or other conveyance documents relating hereto delivered to the Joint Venture hereunder or in connection herewith; and (c) any AMD Excluded Liabilities.

9.5 Limitations on Indemnification.

(a) Notwithstanding Sections 9.2, 9.3, and 9.4, the rights and obligations under this Article IX of the JV Indemnitees, the AMD Indemnitees and the Fujitsu Indemnitees are subject to the following:

(i) the JV Indemnitees and the Fujitsu Indemnitees shall not be entitled to any recovery under Sections 9.2(a) or 9.4(a) unless the claim for indemnification is made within the time period of survival set forth in Section 9.1; provided, that if any claim for indemnification pursuant to this Agreement which relates to a representation or warranty is made prior to the time such representation or warranty terminates under Section 9.1, then such representation and warranty shall survive solely for purposes of such claim until such time as it has been finally resolved in accordance with the terms of this Agreement;

(ii) the JV Indemnitees shall not be entitled to any indemnification under Section 9.2(a) unless and until the Losses that the JV Indemnitees are entitled to be indemnified for under Section 9.2(a) of this Agreement and Section 10.2(a)(i) of the Contribution Agreement exceed, in the aggregate, US$15 million (the “AMD Deductible”), in which event the JV Indemnitees shall be entitled to recover all such Losses, excluding Losses included in the determination of the AMD Deductible;

(iii) a Fujitsu Indemnitee shall not be entitled to any indemnification under Section 9.4 unless (A) the Loss is the result of a Third Party Claim made or threatened directly against such Fujitsu Indemnitee, or (B) if clause (A) is not applicable, Fujitsu determines in good faith that the Losses that the Fujitsu Indemnitees are entitled to be indemnified for under Section 9.4 of this Agreement and Section 10.6 of the Contribution Agreement exceed, in the aggregate, US$100 million (the “AMD Threshold”), in which event the Fujitsu Indemnitees shall be entitled to recover all such Losses, including Losses included in the determination of the AMD Threshold;

(iv) if, based upon a substantially identical underlying factual basis, (A) an arbitrator, court, tribunal or other judicial authority determines in an enforceable award, judgment or decision that AMD or an Affiliate of AMD shall make payments to, or on behalf of, the Joint Venture, and to or on behalf of Fujitsu or an Affiliate of Fujitsu, in satisfaction of a breach of contract claim, indemnification claim, enforcement action or other legal or equitable claims of the Joint Venture and of Fujitsu or an Affiliate of Fujitsu (other than in each case for indemnification against a Third Party Claim), related to any Transaction Document or the transactions contemplated thereunder, and (B) AMD makes the payments in satisfaction of the claims of the Joint Venture, the amounts payable to, or on behalf of, Fujitsu or its Affiliate by AMD or its Affiliate shall be reduced by an amount equal to the product of (X) Fujitsu’s Membership Interest at the time of the claim of the Joint Venture multiplied by (Y) the aggregate amount paid by AMD to, or on behalf of, the Joint Venture, in satisfaction of the claim of the Joint Venture.

(v) the aggregate maximum liability of AMD to the JV Indemnitees and the Fujitsu Indemnitees, collectively, for Losses under Sections 9.2(a) and 9.4(a) of this Agreement together with Losses under Section 10.2(a)(i) and 10.6(a) of the Contribution Agreement shall not in any event exceed US$400 million.

(b) The parties shall make appropriate adjustments for insurance proceeds actually received (with respect to Losses) in calculating such Losses under this Agreement. Any insurance proceeds actually recovered by an indemnified party to the extent relating to any Losses previously paid by an indemnifying party hereunder shall be paid over promptly to such indemnifying party. All indemnification payments made pursuant to this Article IX shall be made on an After Tax Basis.

(c) Following the Closing, the indemnification provisions in this Article IX shall provide the exclusive remedy for any breach of the representations and warranties set forth in this Agreement.

(d) Notwithstanding anything herein to the contrary, the limitations set forth in this Section 9.5 shall not apply to any claims arising out of fraud in the making of the representations and warranties set forth herein.

9.6 Procedure for Indemnification. The procedure for indemnification shall be as follows:

(a) The party claiming indemnification (the “Claimant”) shall promptly give written notice to the party from whom indemnification is claimed (the “Indemnifying Party”) of any claim, whether between the parties or brought by a third party, specifying (i) in reasonable detail, the factual basis for such claim and (ii) in good faith, the estimated amount of such claim. If the claim relates to a Proceeding filed by any Person other than AMD, the Joint Venture or any of their Affiliates against the Claimant (a “Third Party Claim”), such notice shall be given by Claimant promptly and in any event within fifteen (15) business days after written notice of such Proceeding was received by Claimant. The failure of the Claimant to provide such written notice within the time period specified shall not relieve the Indemnifying Party of its indemnification liability under this Article IX, except to the extent that such failure actually and materially prejudices the rights of the Indemnifying Party in defending against the claim or Proceeding.

(b) Following receipt of notice from the Claimant of a claim, the Indemnifying Party shall have thirty (30) days to make such investigation of the claim as the Indemnifying Party deems necessary or desirable. For the purposes of such investigation, the Claimant agrees to make available to the Indemnifying Party and/or its authorized Representative(s) the information relied upon by the Claimant to substantiate the claim. If the Claimant and the Indemnifying Party agree at or prior to the expiration of said thirty (30) day period (or any mutually agreed upon extension thereof) to the validity and amount of such claim, the Indemnifying Party shall immediately pay to the Claimant the full amount of the claim. If the Claimant and the Indemnifying Party do not agree within said period (or any mutually agreed upon extension thereof), subject to clause (c) below with respect to Third Party Claims, the Claimant may seek appropriate legal remedy in accordance with Section 11.11.

(c) With respect to any Third Party Claims as to which the Claimant is entitled to indemnification hereunder, the Indemnifying Party shall have the right, at its own expense, to participate in or, if the Indemnifying Party acknowledges in writing its obligation to indemnify the Claimant in accordance with the terms of this Agreement, assume control of the defense of such claim, and the Claimant shall cooperate fully with the Indemnifying Party, subject to reimbursement for actual out-of-pocket expenses incurred by the Claimant as the result of a request by the Indemnifying Party. The Claimant shall have the right to approve legal counsel selected by Indemnifying Party, which approval shall not be unreasonably withheld or delayed. If the Indemnifying Party elects to assume control of the defense of any Third Party Claim, the Claimant shall have the right to participate in the defense of such claim with legal counsel of its own selection; provided, however, that the Claimant shall pay the fees and expenses of such counsel unless the named parties to any such claim include both the Claimant and the Indemnifying Party, and the Claimant has been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party (in which case, if the Claimant informs the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such claim on behalf of the Claimant), it being understood that the Indemnifying Party shall not, in connection with any one claim, be liable for the fees and expenses of more than one separate firm of attorneys at any time for the Claimant. If the Indemnifying Party does not elect to assume control or otherwise participate in the defense of any Third Party Claim, it shall be bound by the results obtained by the Claimant with respect to such claim; provided, however, that no settlement or compromise of any claim which may result in any indemnification liability may be made by the Claimant without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. No settlement or compromise of any claim may be made by the Indemnifying Party without the prior written consent of the Claimant, which consent shall not be unreasonably withheld or delayed.

(d) If a claim, whether between the parties or by a third party, requires immediate action, the parties will make every effort to reach a decision with respect thereto as expeditiously as possible.

Upon satisfaction of any Third Party Claim pursuant to this Article IX, the Indemnifying Party shall be subrogated to all rights and remedies of the Claimant against any third party with respect to such claim; provided that such right of subrogation shall be limited in amount to the amount actually received by the Claimant from the Indemnifying Party with respect to such claim; and provided, further, that any claim by an Indemnifying Party against any such third party resulting from such right of subrogation shall be subordinated to any claim of the Claimant against such third party for amounts in excess of the amount actually received by the Claimant from the Indemnifying Party pursuant to this Article IX.

9.7 Defense of Tax Claims.

(a) Notice. In the event that any Governmental Authority informs AMD, Fujitsu or the Joint Venture of any notice of a proposed audit or other dispute concerning an amount of Taxes with respect to which another of such parties may incur Liability hereunder, the party so informed shall promptly notify the other party of such matter. Such notice shall contain factual information (to the extent known) describing any asserted Tax Liability in reasonable detail and shall be accompanied by copies of any notice or other documents received from any Governmental Authority with respect to such matter. If a party hereto has knowledge of an asserted Tax Liability with respect to a matter for which it is entitled to be indemnified hereunder and such party fails to provide the Indemnifying Party prompt notice of such asserted Tax Liability, then (i) if the Indemnifying Party is entirely foreclosed from contesting the asserted Tax Liability as a result of the failure to give prompt notice, the Indemnifying Party shall have no obligation to indemnify the indemnified party for Taxes arising out of such asserted Tax Liability, and (ii) if the Indemnifying Party is not entirely foreclosed from contesting the asserted Tax Liability, but such failure to provide prompt notice results in a monetary detriment to the Indemnifying Party, then any amount which the Indemnifying Party is otherwise obligated to pay the indemnified party pursuant to this Agreement shall be reduced by the amount of such detriment.

(b) Control of Contest. The party filing the Tax Return subject to audit or other dispute shall control any audits, disputes, administrative, judicial or other Proceedings related to Taxes with respect to which either party may incur Liability hereunder. In the case of a dispute with respect to a Tax for which no Tax Return is required, the Indemnifying Party shall control any audits, disputes, administrative, judicial or other Proceedings relating to such Tax. Subject to the first sentence of this Section 9.7(b), in the event that an adverse determination may result in each party having a responsibility for any amount of Tax under this Article IX, each party shall be entitled to fully participate in that portion of the Proceeding relating to the Taxes for which it may incur Liability hereunder. For purposes of this Section 9.7(b), the term “participate” shall include (i) participation in conferences, meetings or Proceedings with any Governmental Authority, the subject matter of which includes an item for which such party may have Liability hereunder, (ii) participation in appearances before any court or tribunal, the subject matter of which includes an item for which a party may have Liability hereunder, and (iii) with respect to matters described in the preceding clauses (i) and (ii), participation in the submission and determination of the content of the documentation, protests, memoranda of fact and law, and briefs, and the conduct of oral arguments and presentations.

(c) Consent to Settlement. AMD, the Joint Venture and Fujitsu shall not agree to settle any Tax Liability or compromise any claim with respect to Taxes, which settlement or compromise may affect the Liability for Taxes hereunder (or right to Tax benefit) of the other party, without such other party’s consent, which consent shall not be unreasonably withheld or delayed.

9.8 Environmental Management.

(a) Environmental Management. Except as otherwise required pursuant to the Remediation Agreement (as defined in the Contribution Agreement), the Indemnifying Party

shall have the right to control any indemnified Remediation Activities and, to the extent the Indemnifying Party elects to exercise such right it shall conduct such Remediation Activities as expeditiously as reasonably practicable; provided, however, that the Indemnifying Party may select the most cost effective, remedial alternative that is protective of human health and the environment and is consistent with and meets the requirements of the Environmental Laws and the requirements of any Governmental Authority including, without limitation, no further action, risk analysis and/or institutional controls; provided, further, that no Remediation Activity may be based upon or result in any requirement that the Claimant agree to limit its use of any real property owed, operated or used by such Claimant pursuant to, or encumber title to such real property with, any restrictive covenant that would, in either case, restrict the use of such real property for any purposes that, as of the Closing Date are permitted under the existing zoning and land use restrictions applicable thereto. The Claimant shall have the right to comment on, and the Indemnifying party shall consider in good faith the Claimant’s comments regarding, the Indemnifying Party’s choice of consultant, scope of work, remedial work plan and communications with any Governmental Authority or Person regarding the Remediation Activities. The Claimant and the Indemnifying Party shall cooperate with each other with respect to the Remediation Activities so that such matters may be mitigated in a reasonably timely manner, including entering into such additional agreements as reasonably may be necessary to provide site access for Remediation Activities and making available information (including documents, data, reports, Representatives and communications with Governmental Authorities or other Persons) to the other parties regarding such Remediation Activities. The Indemnifying Party shall be responsible for the proper treatment and disposal of any Hazardous Substances associated with the Remediation Activities, and shall pay all fees and taxes and sign all waste manifests for any such Hazardous Substances. The Indemnifying Party shall be responsible for obtaining and maintaining any permits necessary under Environmental Law for the Remediation Activities, and shall be responsible for the costs of any utilities (including gas, electric, wastewater treatment, water extraction and water supply) associated with any Remediation Activities. The Indemnifying Party shall use its best efforts to design, implement and conduct all Remediation Activities in a manner that will avoid any interference with ongoing business operations or other use and enjoyment of the property, and, as soon as practicable after the Remediation Activity is completed, shall restore the property insofar as reasonably practicable to the condition that existed prior to such Remediation Activity.

ARTICLE X.

[INTENTIONALLY OMITTED]

ARTICLE XI.

MISCELLANEOUS

11.1 Notices. All notices, requests, instructions or consents required or permitted under this Agreement shall be in writing and will be deemed given: (a) when delivered personally; (b) when sent by confirmed facsimile; (c) ten business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) three business days after deposit with an internationally recognized commercial overnight carrier specifying next-day delivery, with written verification of receipt. All communications will be sent as follows (or to such other address or facsimile number as may be designated by a party giving written notice to the other parties pursuant to this Section 11.1):

If to the Joint Venture:	FASL LLC Attention: General Counsel One AMD Place M/S 150 P.O. Box 3453 Sunnyvale, California 94086 U.S.A. Facsimile: (408) 774-7399

If to AMD:

Advanced Micro Devices, Inc.

Attention: General Counsel

One AMD Place M/S 150

P.O. Box 3453

Sunnyvale, California 94086

Facsimile: (408) 774-7399

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

Attention: Tad J. Freese, Esq.

505 Montgomery Street, Suite 1900

San Francisco, California 94111

Facsimile: (415) 395-8095

If to Fujitsu:	Fujitsu Limited Electronic Devices Group Fuchigami 50 Akiruno-shi Tokyo 197-0833 Japan Attention: Executive Vice President, Business Planning & Promotion Group Facsimile: +81-42-532-2550

11.2 Amendments; No Waivers. Any provision of this Agreement or any provision of the Promissory Note may be amended or waived if, and only if, such amendment or waiver is in writing and is duly executed, in the case of an amendment, by the Joint Venture, Fujitsu and AMD, or, in the case of a waiver, by the party to whom the waiver is to be enforced. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial waiver or exercise thereof preclude the enforcement of any other right, power or privilege.

11.3 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

11.4 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, including any entity that is the successor to substantially all of the assets and businesses of such party. No party may otherwise assign, delegate or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the other parties. Any attempted assignment in violation of this Section 11.4 shall be null and void.

11.5 Language. This Agreement is in the English language only, which language shall be controlling in all respects, and all versions hereof in any other language shall be for accommodation only and shall not be binding upon the Parties. All communications and notices to be made or given pursuant to this Agreement shall be in the English language.

11.6 Construction; Interpretation. No party, nor its counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all provisions of this Agreement shall be construed in accordance with their fair meaning, and not strictly for or against any party.

11.7 Severability. If any provision in this Agreement will be found or be held to be invalid or unenforceable, then the meaning of said provision will be construed, to the extent feasible, so as to render the provision enforceable, and if no feasible interpretation would save such provision, it will be severed from the remainder of this Agreement which will remain in full force and effect unless the severed provision is essential and material to the rights or benefits received by any party. In such event, the parties will use their respective best efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most nearly affects the parties’ intent in entering into this Agreement.

11.8 Counterparts. This Agreement may be executed in counterparts, each of which so executed will be deemed to be an original and such counterparts together will constitute one and the same agreement. Execution and delivery of this Agreement by exchange of facsimile copies bearing the facsimile signature of a party shall constitute a valid and binding execution and delivery of this Agreement by such party.

11.9 Entire Agreement. This Agreement, together with the Contribution Agreement, the Exhibits and Schedules and the other agreements, instruments and other documents executed and/or delivered in connection herewith and therewith, constitute the entire agreement among the parties pertaining to the subject matter hereof, and supersede all prior oral and written, and all contemporaneous oral, agreements and understandings pertaining thereto. There are no agreements, understandings, restrictions, warranties or representations relating to such subject matter among the parties other than those set forth herein or in the other Transaction Documents.

11.10 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of California, United States of America, as applied to agreements among California residents entered into and wholly to be performed within the State of California (without reference to any choice or conflicts of laws rules or principles that would require the application of the laws of any other jurisdiction and without regard to the United Nations convention on contracts for the international sale of goods).

11.11 Dispute Resolution. The parties hereby agree that claims, disputes or controversies of whatever nature, arising out of, in connection with, or in relation to the interpretation, performance or breach of this Agreement (or any other agreement contemplated by or related to this Agreement), shall be resolved in accordance with the dispute resolution procedures set forth in Schedule A to the Operating Agreement, which are incorporated herein by reference and shall be applied mutatis mutandis.

11.12 Press Release. None of the parties shall make any press release or otherwise announce to the public the transactions described herein without the approval of the other parties of the form and content of the press release or other announcement. If a public statement is required to be made by Applicable Law, the parties shall consult with each other in advance as to the contents and timing thereof. Fujitsu, AMD and the Joint Venture shall jointly announce the transactions contemplated by the Transaction Documents after the Closing.

11.13 Confidential Information.

(a) No Disclosure. The parties acknowledge that the transaction described herein is of a confidential nature and the terms of the transaction (other than those that are already in the public domain through no breach of any contractual obligation by a party) shall not be disclosed except to Representatives and Affiliates of each party, or as required by Applicable

Law, until such time as the parties make a public announcement regarding the transaction as provided in Section 11.12.

(b) Confidentiality Agreement. AMD and Fujitsu will comply with, and will cause their respective Representatives to comply with, all of their respective obligations under the Mutual Nondisclosure Agreement dated July 16, 2002, by and between AMD and Fujitsu (the “Confidentiality Agreement”), which agreement shall continue in full force and effect in accordance with its terms.

(c) Notwithstanding anything to the contrary in this Agreement or in any other written or oral understanding or agreement to which the parties hereto are parties or by which they are bound, each party to this Agreement has been and is permitted to disclose the tax treatment and tax structure of the Joint Venture Business effective no later than the earlier of the date of the public announcement of discussions relating to the Joint Venture Business, the date of the public announcement of the Joint Venture Business, or the date of the execution of this Agreement (with or without conditions) to enter into the Joint Venture Business. This permission to disclose includes the ability of each party to this Agreement to consult, without limitation of any kind, any tax advisor (including a tax advisor independent from all other entities involved in the Joint Venture Business) regarding the tax treatment or tax structure of the Joint Venture Business. This provision is intended to comply with Section 1.6011-4(b)(3)(ii)(B) of the Treasury Regulations and shall be interpreted consistently therewith. The parties to this Agreement acknowledge that this written authorization does not constitute a waiver by any party of any privilege held by such party pursuant to the attorney-client privilege or the confidentiality privilege of Code Section 7525(a).

11.14 Expenses. Except (i) for filing fees and local counsel costs related to antitrust filings in connection with the formation of the Joint Venture, which shall be paid 60% by AMD and 40% by Fujitsu, (ii) as otherwise provided in this Agreement and the Contribution Agreement and (iii) as provided in the IT Cost Sharing Agreement dated as of April 21, 2003 between AMD and Fujitsu, each of the parties shall pay all costs and expenses incurred by or on its behalf in connection with the formation and capitalization of the Joint Venture, including, without limiting the generality of the foregoing, fees and expenses of their financial consultants, accountants and legal counsel.

11.15 Consequential Damages. Except indemnification obligations with respect to Third Party Claims pursuant to Article IX, no party shall be liable to any other party under any legal theory for indirect, special, incidental, consequential or punitive damages, or any damages for loss of profits, revenue or business, even if such party has been advised of the possibility of such damages (it being understood that (i) diminution in the value of Membership Interest shall not be considered to fall within any such category of damages and (ii) a claim seeking to recover diminution in value shall not be limited by operation of this Section 11.15).

11.16 Third-Party Beneficiaries. AMD and the Joint Venture acknowledges that, although this Agreement is between AMD, the Joint Venture and Fujitsu, Fujitsu Sub is an intended third party beneficiary hereunder. Nothing herein expressed or implied is intended to or shall be construed to confer upon or give any person or entity, other than the parties hereto,

Fujitsu Sub, and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

11.17 No Other Representations. Except as set forth in Article V and the related schedules, neither AMD nor AMD Investments makes any representations or warranties of any kind in this Agreement to Fujitsu, Fujitsu’s Affiliates or the Joint Venture with respect to the AMD Sold Assets or the AMD Flash Memory Business.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

THE JOINT VENTURE: FASL LLC

By:	/s/ Thomas M. McCoy
Name: Thomas M. McCoy Title: Manager

AMD: Advanced Micro Devices, Inc.

By:	/s/ Thomas M. McCoy
Name: Thomas M. McCoy Title: Senior Vice President, General Counsel

Fujitsu: Fujitsu Limited

By:	/s/ Toshihiko Ono
Name: Title:	Toshihiko Ono Corporate Senior Vice President Group President Electronics Devices Business Group